UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2020

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).     Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refers to the 38 vessels we owned and operated as of March 31, 2020.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on May 11, 2020 (as amended by the Form 20-F/A filed with the SEC on May 22, 2020, “the 2019 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of petrochemical gases, liquified petroleum gas, or “LPG”, and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

We employ our vessels through a combination of time charters, voyage charters and contracts of affreightment (“COAs”). Our fleet consists of 38 vessels; 33 of these are semi- or fully-refrigerated handysize liquefied gas carriers; four are midsize 37,300 cubic meters, or “cbm”, ethylene/ethane capable semi-refrigerated liquefied gas carriers and one is a 38,000 cbm fully refrigerated liquefied gas carrier. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cbm.

Our handysize liquefied gas carriers typically transport LPG on short- or medium-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. These handysize liquefied gas carriers are amongst the largest semi-refrigerated vessels in the world, which also makes them capable of transporting petrochemicals on long routes, typically intercontinental. Our midsize ethylene/ethane-capable semi-refrigerated gas carriers enable long-haul transportation of ethylene/ethane that may be uneconomical for smaller vessels.

We have also entered into a 50/50 joint venture (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”). Our joint venture partner is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the Marine Export Terminal. The Marine Export Terminal began commercial operations with the export of commissioning cargoes in December 2019. Refrigerated storage for 30,000 tons of ethylene is also being constructed on-site. It will provide the capability to load ethylene at rates of 1,000 tons per hour and is expected to be completed in late 2020. Once completed, it is expected that the Marine Export terminal will have the capacity to export approximately one million tons of ethylene annually. Our share of the capital cost for the construction of the Marine Export Terminal is expected to be $150.0 million, of which we had contributed $125.5 million to the Export Terminal Joint Venture as of March 31, 2020. A additional $7.5 million capital contribution was made on April 24, 2020. Of the remaining estimated capital contributions of $17.0 million, we anticipate $9.6 million will be contributed this year and $7.4 million during early 2021.

Our Fleet

The following table sets forth our vessels as of June 25, 2020:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion	2000	22,085	Drydock	—	—
Navigator Neptune	2000	22,085	Time charter	Ethane	October 2020
Navigator Pluto	2000	22,085	Time charter	LPG	July 2020
Navigator Saturn	2000	22,085	Spot market	Ethylene	—
Navigator Venus	2000	22,085	Time charter	Ethane	November 2020
Navigator Atlas	2014	21,000	Spot market	Ethylene	—
Navigator Europa	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Oberon	2014	21,000	Spot market	Ethylene	—
Navigator Triton	2015	21,000	Spot market	Ethylene	—
Navigator Umbrio	2015	21,000	Spot market	Propylene	—
Navigator Aurora	2016	37,300	Time charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Spot market	Ethylene	—
Navigator Nova	2017	37,300	Spot market	—	—
Navigator Prominence	2017	37,300	Time charter	Ethane	October 2020

Semi-refrigerated
Navigator Magellan	1998	20,700	Spot market	—	—
Navigator Aries	2008	20,750	Time charter	LPG	July 2020
Navigator Capricorn	2008	20,750	Time charter	LPG	June 2020
Navigator Gemini	2009	20,750	Spot market	Butadiene	—
Navigator Pegasus	2009	22,200	Spot market	Propylene	—
Navigator Phoenix	2009	22,200	Spot market	Propylene	—
Navigator Scorpio	2009	20,750	Time charter	LPG	August 2020
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Spot market	LPG	—
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Navigator Centauri	2015	21,000	Spot market	Butadiene	—
Navigator Ceres	2015	21,000	Spot market	Butadiene	—
Navigator Ceto	2016	21,000	Spot market	—	—
Navigator Copernico	2016	21,000	Spot market	Butadiene	—
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	June 2021
Navigator Grace	2010	22,500	Spot market	Propylene	—
Navigator Galaxy	2011	22,500	Spot market	LPG	—
Navigator Genesis	2011	22,500	Time charter	LPG	July 2020
Navigator Global	2011	22,500	Time charter	LPG	November 2020
Navigator Gusto	2011	22,500	Time charter	LPG	December 2020
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

Recent Developments

Terminal

In April 2020 a further long term throughput commitment was executed for the Marine Export Terminal, increasing total offtake commitments to approximately 95% of the one million ton annual nameplate capacity. The terminal is now fully functional and the throughput agreements are ramping up. The terminal is expected to operate at a level of approximately 600,000 tons per annum pro-rata until the refrigerated storage tank becomes operational later this year.

The Company did not make any contributions to the Export Terminal Joint Venture during the first quarter of 2020. However since March 31, 2020 the Company has contributed an additional $7.5 million to the Export Terminal Joint Venture by drawing down on the Company’s Terminal Facility for the first time. This is in addition to the $125.5 million contributed as of December 31, 2019 of our expected share of the approximate $150.0 million capital cost of the Marine Export Terminal.

Luna Pool

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool, with nine of the Company’s vessels and five vessels from Pacific Gas Pte. Ltd. focusing on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool became operational during the second quarter of 2020, and it is expected that eight of the Company’s vessels and five of the vessels from Pacific Gas Pte. Ltd. will have joined the pool by the end of the second quarter. Currently 11 of the 13 vessels in the pool are transporting ethylene, one carrying ethane and one carrying propylene.

Trends

2020 began well in January this year, with healthy utilization of our vessels at 97% and Clarksons’ 12 month timecharter assessment reaching a high of $695,000 per calendar month. This upward trajectory was disrupted by the COVID-19 Pandemic and the subsequent lock-down, first starting in Asia which was swiftly followed by the rest of the world. As a consequence, our February and March utilization levels fell to 84% and 85% respectively as a result of reduced economic activity. However, LPG demand remained relatively resilient to COVID-19 as it fulfills a fundamental energy need for heating and cooking among the world’s population. Most of the LPG transported in handysize vessels cater for this domestic demand and we expect the traditional intra-continent handysize LPG trades to remain largely unaffected. The larger gas carrier segment is more sensitive to changes in global LPG price arbitrage as well as to the replacement of LPG as a preferred feedstock in the petrochemical sector compared to the handysize segment. The U.S. became the largest exporter of LPG in 2019 and the volume is dependent on both local demand and global pricing which affects the monthly output from the country and more importantly the availability of tons to be shipped. This in turn impacts the rate levels for Very Large Gas Carriers. Handysize vessels distribute a small fraction of the U.S. LPG volume as the vast majority is transported long distance across the Pacific Ocean by larger vessels. By contrast, Handysize vessels are predominately employed in other LPG exporting and consuming areas which are more sheltered from global price arbitrage movements. Whereas the larger gas carrier segments have high price volatility, the handysize quoted timecharter index fell by only 5% to $665,000 per calendar month at the end of the first quarter.

April continued in the same vein as March in terms of utilization of our vessels. However, China and many other countries are gradually beginning to ease out of lock-down and re-start manufacturing sites. Ethylene from the Marine Export Terminal re-commenced during May with the cargoes moving world-wide. U.S. produced propylene was exported for the first time in more than a decade on handysize vessels bound for Far Eastern destinations. European producers continued exporting butadiene to East of Suez importers. These deep-sea petrochemical trades provide robust ton-mile demand to the segment. Therefore, combining both LPG and petrochemical trends during the period, May utilization of our vessels regained some lost ground and achieved approximately 90%. 2020 has been and continues to be disrupted by COVID-19. Uncertainty remains as to the impact of COVID-19. As more and more countries ease themselves out of lockdown and re-start their economies it is expected that demand for long haul petrochemical cargoes and regional LPG distribution will increase.

COVID-19

The impact of COVID-19 continues to affect global economic conditions that effect our business, financial condition and the results of our operations. The ultimate severity of COVID-19 is uncertain and its future effects depend on the spread of the outbreak, the reactions of various national governments and the duration of the effect of the virus. Therefore an estimate of the likely impact cannot be made at this time.

The Company and its two third-party technical managers continue to have challenges with crew changes, consistent with most shipowners, although a small number of crew changes have recently taken place, as a result of some countries being more accessible than others. The Company continues to assess when it is safe and feasible to undertake crew changes.

Drydocking vessels and arranging surveyors to carry out Ship Inspection Report Programme (SIRE) and Chemical Distribution Institute (CDI) inspections also remains more complex, with flag state, classification societies, as well as our charterers currently taking a pragmatic approach when it comes to providing extensions or requiring vetting approvals for our vessels.

The Company has no debt facilities maturing during 2020 and has only one debt instrument maturing in 2021, a $100.0 million bond with Nordic Trustee AS as bond trustee, that matures in February 2021. The Company continues to assess the capital markets and is considering options for deferring its maturity or refinancing the bond using alternative capital raising.

Results of Operations for the Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2020

The following table compares our operating results for the three months ended March 31, 2019 and 2020:

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenue	$76,103	$81,257	6.8%
Operating expenses:
Brokerage commissions	1,309	1,255	(4.1%)
Voyage expenses	13,357	17,544	31.3%
Vessel operating expenses	29,474	27,406	(7.0%)
Depreciation and amortization	18,947	19,210	1.4%
General and administrative costs	4,803	6,508	35.5%

Total operating expenses	$67,890	$71,923	5.9%

Operating income	$8,213	$9,334	13.6%
Foreign currency exchange (loss)/gain on senior secured bonds	(184)	11,417	n/a
Unrealized gain/(loss) on non-designated derivative instruments	783	(13,961)	n/a
Interest expense	(12,153)	(11,540)	(5.0%)
Interest income	215	219	1.9%

Loss before taxes and share of result of equity accounted joint venture	$(3,126)	$(4,531)	44.9%
Income taxes	(93)	(168)	80.6%
Share of result of equity accounted joint venture	(38)	(3,041)	n/a

Net loss	$(3,257)	$(7,740)	137.6%
Net income attributable to non-controlling interest	—	(422)	—
Net loss attributable to stockholders of Navigator Holdings Ltd.	$(3,257)	$(8,162)	150.6%

Operating Revenue. Operating revenue, net of address commission, increased by $5.2 million or 6.8% to $81.3 million for the three months ended March 31, 2020, from $76.1 million for the three months ended March 31, 2019. This increase was principally due to:

•

an increase in operating revenue of approximately $3.0 million attributable to an increase in fleet utilization which rose from 84.8% for the three months ended March 31, 2019 to 89.0% for the three months ended March 31, 2020;

•

an increase in operating revenue of approximately $0.6 million attributable to an increase in vessel available days of 34 days or 1.0% for the three months ended March 31, 2020 primarily due to an increase in the number of ownership days for the leap year;

•

an increase in operating revenue of approximately $4.2 million primarily attributable to an increase in pass through voyage costs, due to additional fuel and canal transit costs for the three months ended March 31, 2020 compared to the three months ended March 31, 2019; and

•

a decrease in operating revenue of approximately $2.6 million attributable to an decrease in average monthly time charter equivalent rates, which decreased to an average of approximately $634,350 per vessel per calendar month ($20,855 per day) for the three months ended March 31, 2020, compared to an average of approximately $662,526 per vessel per calendar month ($21,782 per day) for the three months ended March 31, 2019.

The following table presents selected operating data for the three months ended March 31, 2019 and 2020, which we believe are useful in understanding the basis for movement in our operating revenue.

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,420	3,458
Available days	3,398	3,432
Operating days	2,881	3,055
Fleet utilization	84.8%	89.0%
Average daily time charter equivalent rate (*)	$21,782	$20,855

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$76,103	$81,257
Voyage expenses	13,357	17,544

Operating revenue less Voyage expenses	62,746	63,713

Operating days	2,881	3,055
Average daily time charter equivalent rate	$21,782	$20,855

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.0% of operating revenue, decreased by 4.1%, to $1.3 million for the three months ended March 31, 2020, from $1.3 million for the three months ended March 31, 2019, despite an increase in operating revenue on which brokerage commissions are based. The decrease was primarily due to a reduction in the brokerage commissions percentage charged on some of our time charters.

Voyage Expenses. Voyage expenses increased by 31.3% to $17.5 million for three months ended March 31, 2020, from $13.4 million for the three months ended March 31, 2019. This was primarily due to the increase in bunker prices for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 due to the cost of low sulfur fuel in accordance with new International Maritime Organization regulations which came into force from January 1, 2020 requiring vessels to use fuel with a range of no more than 0.1% to 0.5% sulfur emissions depending on their area of trading and an increase in canal transits performed by our vessels during the three months ended March 31, 2020 as compared to the three months ended March 31, 2019. These increased voyage costs are pass through costs, corresponding to an increase in operating revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses decreased by 7.0% to $27.4 million for the year three months ended March 31, 2020, from $29.5 million for the three months ended March 31, 2019. Average daily vessel operating expenses decreased by $693 per vessel per day, or 8.0%, to $7,925 per vessel per day for the three months ended March 31, 2020, compared to $8,618 per vessel per day for the three months ended March 31, 2019. This was primarily due to unexpected costs incurred for repairs and maintenance for the three months ended March 31, 2019, which have not reoccurred for the three months ended March 31, 2020.

Depreciation and Amortization. Depreciation and amortization expense increased by 1.4% to $19.2 million for the three months ended March 31, 2020, from $18.9 million for the three months ended March 31, 2019. Depreciation and amortization expense included amortization of capitalized drydocking costs of $2.1 million and $1.9 million for the three months ended March 31, 2020 and 2019 respectively.

General and Administrative Costs. General and administrative costs increased by $1.7 million or 35.5% to $6.5 million for the three months ended March 31, 2020, from $4.8 million for the three months ended March 31, 2019. The increase in general and administrative costs was primarily due to a revaluation of an Indonesian Rupiah bank account as at March 31, 2020, following a significant weakening of the Indonesian Rupiah against the U.S. dollar in March 2020, of $1.2 million, as a result of COVID-19, before regaining most of the lost value since the quarter end.

Non-operating Results

Foreign Currency Exchange (Loss)/Gain on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of March 31, 2020. The foreign currency exchange gain of $11.4 million for the three months ended March 31, 2020 was as a result of the Norwegian Kroner continuing to weaken against the U.S. dollar, being NOK10.5 to USD 1.0 as of March 31, 2020 compared to NOK8.8 to USD 1.0 as of December 31, 2019.

Unrealized Gain/(Loss) on Non-designated Derivative Instruments. The unrealized loss on non-designated derivative instruments of $14.0 million relates to the fair value movement in our cross-currency interest rate swap for the three months ended March 31, 2020 and is primarily due to the weakening of the Norwegian Kroner against the U.S. dollar. The unrealized gain on this swap for the three months ended March 31, 2019 was $0.8 million.

Interest Expense. Interest expense decreased by $0.6 million, or 5.0%, to $11.5 million for the three months ended March 31, 2020, from $12.2 million for the three months ended March 31, 2019. This is primarily as a result of $0.8 million of interest capitalized on the Marine Export Terminal.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended March 31, 2020, we accrued taxes of $168,000 compared to accrued taxes of $93,000 for the three months ended March 31, 2019.

Share of result of equity accounted joint venture. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $3.0 million for the three months ended March 31, 2020, primarily as a result of initial low volumes through the Marine Export Terminal following its commencement of operations in December 2019.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million is presented as the non-controlling interest in our financial results.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of March 31, 2020, we had cash, cash equivalents and restricted cash of $66.2 million along with $36.0 million available under the March 2019 Terminal Facility to be used first to pay capital contributions to the Export Terminal Joint Venture. Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million or $35.0 million, or (ii) 5% of Net Debt or total debt as applicable, whichever is greater, which was $43.7 million, as of March 31, 2020.

Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the liability on the cross-currency interest rate swap agreement at the reporting date. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) and Note 14 (Cash, Cash Equivalents and Restricted Cash) to the unaudited condensed consolidated financial statements. If the Norwegian Kroner weakens relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers, which will be released over the life of the swap or on maturity. In the event the weakness of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position. As of March 31, 2020, the collateral amount held with the swap provider was $15.2 million (December 31, 2019, $1.3 million).

Our primary uses of funds are capital contributions for the investment in the Export Terminal Joint Venture, drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayment of bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the development of the Marine Export Terminal in our Export Terminal Joint Venture. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities” and “—2017 Senior Unsecured Bonds” and “—2018 Senior Secured Bonds” below.

A discussion of the Company’s going concern can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on May 11, 2020 (as amended by the Form 20-F/A filed with the SEC on May 22, 2020, the “2019 Annual Report”). Substantial doubt remains at this time which is not alleviated by management plans.

As of March 31, 2020, our total current liabilities exceeded our total current assets by $87.5 million. This net current liability is primarily due to the reclassification of the 2017 Bonds as current liabilities as they will mature in February 2021. These bonds cannot be repaid from existing cash resources or from cash to be generated from operations prior to the expiry date of the bonds. Although management expects to refinance the bonds or obtain the necessary funds to repay the bonds, as they have a track record of successfully refinancing our existing debt facilities and sourcing new financing, including the sale and leaseback transaction completed in October 2019, it may not be possible to do so.

The Company had expected an agreement to amend our Terminal Facility to enable the drawdown of up to $42.5 million sooner rather than waiting for a true up on practical completion of the Marine Export Terminal expected at the end of 2020. Such an amendment is taking longer than anticipated, and it is unclear when and whether agreement on such an amendment will be reached. The Company has, however, commenced negotiations to refinance one of its secured credit facilities, which would potentially raise an additional $30.0 million. There can be no certainty that the lenders will agree to a such refinancing. We also provide cash collateral as security against unrealized losses on our cross-currency interest rate swap and since March 31, 2020 the strengthening of the NOK against the U.S. dollar has resulted in the requisite cash collateral reducing to $7.1 million as of June 22, 2020, releasing $8.1 million from the $15.2 million held at March 31, 2020. As of March 31, 2020, we had contributed to the Export Terminal Joint Venture $125.5 million of our expected share of the approximate $150.0 million capital cost for the construction of the Marine Export Terminal. Since March 31, 2020 the Company has contributed an additional $7.5 million to the Export Terminal Joint Venture by drawing down on the Terminal Facility. Of the remaining estimated capital contributions of $17.0 million, we anticipate $9.6 million will be contributed this year and $7.4 million during early 2021.

Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy, or may invest further in terminal infrastructures, such as expanding our existing Marine Export Terminal or other import or export terminals.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by (used in) operating, financing and investing activities for the three months ended March 31, 2019 and 2020:

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020
	(in thousands)
Net cash provided by operating activities	$2,783	$18,642
Net cash used in investing activities	(32,686)	(546)
Net cash provided by/(used in) financing activities	12,283	(17,999)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(17,620)	97

Operating Cash Flows. Net cash provided by operating activities for the three months ended March 31, 2020 increased to $18.6 million, from $2.8 million for the three months ended March 31, 2019, an increase of $15.9 million. This increase was primarily due to changes in working capital movements for the three months ended March 31, 2020 compared to the three months ended March 31, 2019.

Net cash flow from operating activities depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks, changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. One of our vessels was drydocked during the three months ended March 31, 2020, with ten further vessels originally scheduled for drydocking during the remainder of 2020. However, drydockings for some of our vessels may be delayed to 2021 due to the dockyard constraints as a result of COVID-19.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $1.0 million, the ten-year drydocking cost is approximately $1.3 million, and the 15 year and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society surveys with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities of $0.5 million for the three months ended March 31, 2020 primarily consisted of our investment of $0.3 million in ballast water treatment systems which are being retrofitted on our vessels during drydock to comply with the requirements of the Ballast Water Management Convention and an increase of $0.3 million in our investment in the Marine Export Terminal Joint Venture.

Net cash used in investing activities of $32.7 million for the three months ended March 31, 2019 primarily consisted of our investment in our Export Terminal Joint Venture of $32.3 million, which includes capitalized interest of $0.9 million.

Financing Cash Flows. Net cash used in financing activities of $18.0 million for the three months ended March 31, 2020, relates to regular quarterly repayments on our secured term loan facilities of $16.6 million and an extemporaneous repayment of $1.3 million on the Navigator Aurora Facility held within our consolidated lessor VIE.

Net cash provided by financing activities of $12.3 million for the three months ended March 31, 2019, relates to the drawdown of $107.0 million on the March 2019 Secured Term Loan, partially offset by a repayment of the January 2015 secured term loan of $75.6 million, issuance costs of the March 2019 Secured Term Loan of $1.4 million and $17.7 million relating to regular quarterly loan repayments.

Terminal Facility

General. On March 29, 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used first for the payment of project costs relating to our Marine Export Terminal, as summarized in the table below. For additional information regarding the Terminal Facility, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Terminal Facility” in our 2019 Annual Report.

The table below summarizes the Terminal Facility as of March 31, 2020:

Facility agreement date	Original Facility amount	Principal Amount outstanding*	Amounts available for drawdown at March 31, 2020	Interest rate	Loan Maturity date
	(in millions)
March 2019	$75.0	—	36.0	US LIBOR + 250 to 300 BPS	December 2025	**

*	On April 24, 2020, the Company drew down on the Terminal Facility to contribute $7.5 million to the Export Terminal Joint Venture.
**

The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025.

As of March 31, 2020, based on the existing committed throughput for the Marine Export Terminal approved by the lenders and subject to the satisfaction of certain conditions to the ability to borrow under the Terminal Facility, $36.0 million would have been available to be drawn down under this Credit Agreement. Available amounts are expected to increase as additional throughput agreements are approved.

Financial Covenants. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00 from the beginning of the second full fiscal quarter of the term loan.

Restrictive Covenants. Following completion of the Marine Export Terminal, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Marine Terminal Joint Venture to cause the Marine Terminal Joint Venture to maintain adequate insurance coverage, complete the Marine Export Terminal and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Marine Terminal Joint Venture to so cause such actions).

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in our 2019 Annual Report.

The table below summarizes our secured term loan and revolving credit facilities as of March 31, 2020:

Facility agreement date	Original Facility amount	Principal Amount outstanding	Interest rate	Loan Maturity date
	(in millions)
January 2015*	278.1	108.4	US LIBOR + 270 BPS	March 2022- April 2023
December 2015	290.0	183.5	US LIBOR + 210 BPS	December 2022
October 2016	220.0	126.9	US LIBOR + 260 BPS	November 2023
June 2017	160.8	115.4	US LIBOR + 230 BPS	June 2023
March 2019	107.0	97.9	US LIBOR + 240 BPS	March 2025
October 2019**	69.1	66.9	US LIBOR + 185 BPS	October 2026

Total	$1,125.0	$699.0

*	The January 2015 facility tranches mature over a range of dates, from March 2022 to April 2023.
**

The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. (Please read Note 15 (Variable Interest Entities) to our unaudited condensed consolidated financial statements).

Financial Covenants. The secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•

the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million or $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•

the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility or as amended), on a trailing four quarter basis, is no less than 2.00 to 1.00, until September 30, 2020 and no less than 2.50 to 1.00 or 3.00 to 1.00 thereafter; and

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%;

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness until December 31, 2020 or, thereafter, if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2020, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of our outstanding 2012 Bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 8 (Senior Unsecured Bond) to the unaudited condensed consolidated financial statements.

Interest. Interest on the 2017 Bonds is payable at a fixed rate of 7.75% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on August 10 and February 10 of each year.

Optional Redemption. We may redeem the 2017 Bonds, in whole or in part at 101.9375% of par until August 11, 2020 when the 2017 Bonds will be redeemable at 100% of par, in each case, in cash plus accrued interest.

Maturity. The 2017 Bonds mature in full on February 10, 2021 and become repayable on that date. The bonds cannot be repaid from existing cash resources or from cash to be generated from operations prior to the expiry date of the bond. Refinancing the bond is capital markets dependent and although the Company had considered refinancing this bond with a like-for-like bond prior to the COVID-19 outbreak, and this remains the Company’s preferred plan, because of the current disruption in the capital markets, the Company is evaluating alternative plans in the event that the effect of COVID-19 lasts longer than anticipated. Such considerations include seeking an extension to the maturity of the bond, seeking to raise capital by the sale and leaseback of a number of the Company’s vessels or raising alternative debt on a number of currently unsecured vessels.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2017 Bond Agreement), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2017 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the 2017 Bond Agreement) of not less than 2.00 to 1.0; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the amended 2017 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2020, we were in compliance with all covenants under the 2017 Bonds.

Restrictive Covenants. The amendment obtained on September 30, 2019 for the 2017 Bonds provides that we may not declare or pay dividends to shareholders until December 31, 2020 or, thereafter if an event of default has occurred or is continuing. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

2018 Senior Secured Bonds

General. On November 2, 2018, we issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $71.7 million) with Nordic Trustee AS, as bond trustee and security agent (the “2018 Bonds”). The net proceeds are being used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 7 (Senior Secured Bond) to the unaudited condensed consolidated financial statements.

Security. The 2018 Bonds are secured by four of the Company’s ethylene capable vessels.

Interest. Interest on the 2018 Bonds is payable quarterly at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis. We have entered into a cross-currency interest rate swap agreement whereby interest is payable at a rate equal to the 3-month LIBOR plus 6.608% throughout the life of the bond. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements.

Maturity. The 2018 Bonds will mature in full on November 2, 2023.

Optional Redemption. We may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2018 Bonds (the “2018 Bond Agreement”)), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2018 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million; and

•	we and our subsidiaries maintain an Equity Ratio of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2020, we were in compliance with all covenants under the 2018 Bonds.

Restrictive Covenants. The 2018 Bond Agreement provides that we may declare dividends from January 1, 2020, payable at the earliest from January 1, 2021, so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes a put option exercisable following a change in control and customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Lessor VIE Debt

In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, which is a newly formed special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and as a result, we are required by U.S. GAAP to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results. Please read Note 15 (Variable Interest Entities) to our unaudited consolidated financial statements for further information.

Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has an option to require us to repurchase Navigator Aurora at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.

Navigator Aurora Facility

In October 2019, the SPV, which owns Navigator Aurora, entered into a secured financing agreement for $69.1 million consisting of a USD denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and Navigator Aurora is pledged as security. The Navigator Aurora Facility bears interest at three month U.S. LIBOR plus a margin of 185 basis points and is repayable by the SPV with a balloon payment on maturity. During the quarter an extemporaneous repayment of $1.3 million was made and as of March 31, 2020, there was $66.9 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2019, $68.2 million.)

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of March 31, 2020.

	Remainder of 2020	2021	2022	2023	2024	Thereafter	Total
		(in thousands)
Marine Export Terminal capital contributions*	17,100	7,400	—	—	—	—	24,500
Secured term loan facilities and revolving credit facilities	49,901	66,534	259,053	193,078	9,150	54,387	632,103
2017 Bonds	—	100,000	—	—	—	—	100,000
2018 Bonds	—	—	—	71,697	—	—	71,697
Office operating leases**	1,099	1,465	243	—	—	—	2,807
Navigator Aurora Facility***	—	—	—	—	—	66,865	66,865

Total contractual obligations	$68,100	$175,399	$259,296	$264,775	$9,150	$121,252	$897,972

*

On April 24, 2020, the Company made an additional capital contribution of $7.5 million, reducing the anticipated remaining contributions for 2020 from $17.1 million to $9.6 million for our portion of the capital cost for the construction of the Marine Export Terminal.

**

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. This break option is recognized in the table above but has not been included as part of the right-of-use asset and lease liability associated with the lease. Please read Note 17 (Operating Lease Liabilities) to our unaudited condensed consolidated financial statements.

***

The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15 (Variable Interest Entities) to our unaudited condensed consolidated financial statements.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings, sale and leaseback of vessels and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2019 Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage interest rate risks but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

The Company and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at an interest rate of US LIBOR plus 185 to 270 basis points. A variation in LIBOR of 100 basis points would result in a variation of $7.0 million in annual interest paid on our indebtedness outstanding as at March 31, 2020, under the secured term loan and revolving credit facilities.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling and Polish Zloty; and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect on these costs would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.

We have entered into a cross currency interest rate swap to mitigate the risk of currency movements for interest payments during the five-year tenor of the 2018 Bonds and for the principal repayment at maturity in November 2023. Please read Note 9 (Derivative Instruments Accounted for at Fair Value) to the unaudited condensed consolidated financial statements. However, if the Norwegian Kroner weakens relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers for the liability on the cross-currency interest rate swap at the reporting date. At March 31, 2020 we had placed $15.2 million as cash collateral. In the event the weakening of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 38 vessels owned as of March 31, 2019, 20 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At March 31, 2020, no more than four of our vessels were employed by the same charterer.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2020 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include but are not limited to:

•	global epidemics or other health crises such as the recent outbreak of coronavirus COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate material weaknesses in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the completion of construction and financing of the Marine Export Terminal and the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2019	March 31, 2020
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$66,130	$66,227
Accounts receivable, net of allowance for credit losses of $184,000, (December 31, 2019: nil)	23,462	24,121
Accrued income	6,280	3,020
Prepaid expenses and other current assets	17,670	16,883
Bunkers and lubricant oils	9,645	10,705
Insurance Receivable	2,939	3,228

Total current assets	126,126	124,184
Non-current assets
Vessels, net	1,609,527	1,592,100
Property, plant and equipment, net	1,159	991
Investment in equity accounted joint venture	130,660	127,974
Right-of-use asset for operating leases	6,781	6,517
Prepaid expenses and other non-current assets	—	2,911

Total non-current assets	1,748,127	1,730,493

Total assets	$1,874,253	$1,854,677

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$64,775
Senior unsecured bond, net of deferred financing costs	—	98,953
Current portion of operating lease liabilities	1,178	1,145
Accounts payable	10,472	12,276
Accrued expenses and other liabilities	14,124	16,811
Accrued interest	4,424	2,367
Deferred income	14,154	14,925
Amounts due to related parties	451	446

Total current liabilities	109,506	211,698

Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	578,676	562,443
Senior secured bond, net of deferred financing costs	67,503	56,142
Senior unsecured bond, net of deferred financing costs	98,513	—
Derivative liabilities	5,769	19,730
Operating lease liabilities, net of current portion	6,329	5,683
Amounts due to related parties	68,055	66,698

Total non-current liabilities	824,845	710,696

Total Liabilities	934,351	922,394
Commitments and contingencies (see note 13)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,907,438 shares issued and outstanding, (December 31, 2019: 55,826,644)	558	559
Additional paid-in capital	592,010	592,361
Accumulated other comprehensive loss	(331)	(411)
Retained earnings	347,566	339,253

Total Navigator Holdings Ltd. stockholders’ equity	939,803	931,762
Non-controlling interest	99	521

Total equity	939,902	932,283

Total liabilities and stockholders’ equity	$1,874,253	$1,854,677

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended March 31, (in thousands except share and per share data)
	2019	2020
Revenues
Operating revenue	$76,103	$81,257

Expenses
Brokerage commissions	1,309	1,255
Voyage expenses	13,357	17,544
Vessel operating expenses	29,474	27,406
Depreciation and amortization	18,947	19,210
General and administrative costs	4,803	6,508

Total operating expenses	67,890	71,923

Operating income	8,213	9,334
Other income/(expense)
Foreign currency exchange (loss)/gain on senior secured bonds	(184)	11,417
Unrealized gain/(loss) on non-designated derivative instruments	783	(13,961)
Interest expense	(12,153)	(11,540)
Interest income	215	219

Loss before income taxes and share of result of equity accounted joint venture	(3,126)	(4,531)
Income taxes	(93)	(168)
Share of result of equity accounted joint venture	(38)	(3,041)

Net loss	(3,257)	(7,740)
Net income attributable to non-controlling interest	—	(422)

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(3,257)	$(8,162)

Loss per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.06)	$(0.14)
Weighted average number of shares outstanding:
Basic and diluted:	55,680,889	55,838,186

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31, (in thousands)
	2019	2020
Net loss	$(3,257)	$(7,740)
Other Comprehensive Income / (loss):
Foreign currency translation loss	(48)	(80)

Total Comprehensive loss:	$(3,305)	$(7,820)

Total Comprehensive Income / (loss) attributable to:
Stockholders of Navigator Holdings Ltd.:	$(3,305)	$(8,242)
Non-controlling interest	—	422

Total Comprehensive loss:	$(3,305)	$(7,820)

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

For the three months ended March 31, 2019:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of December 31, 2018	55,657,631	$557	$590,508	$(363)	$364,408	$—	$955,110
Adjustment to equity for the adoption of the new leasing standard	—	—	—	—	(136)	—	(136)
Restricted shares issued March 20, 2019	174,438	1	—	—	—	—	1
Net income	—	—	—	—	(3,257)	—	(3,257)
Foreign currency translation	—	—	—	(48)	—	—	(48)
Share-based compensation plan	—	—	345	—	—	—	345

Balance as of March 31, 2019	55,832,069	$558	$590,853	$(411)	$361,015	$—	$952,015

For the three months ended March 31, 2020:

		(In thousands, except share data)
	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 12)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
Balance as of December 31, 2019	55,826,644	$558	$592,010	$(331)	$347,566	$99	$939,902
Adjustment to equity for the adoption of the new credit losses standard	—	—	—	—	(151)	—	(151)
Restricted shares issued March 19, 2020	80,794	1	—	—	—	—	1
Net income	—	—	—	—	(8,162)	422	(7,740)
Foreign currency translation	—	—	—	(80)	—	—	(80)
Share-based compensation plan	—	—	351	—	—	—	351

Balance as of March 31, 2020	55,907,438	$559	$592,361	$(411)	$339,253	$521	$932,283

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months ended March 31, 2019	Three Months ended March 31, 2020
	(in thousands)	(in thousands)
Cash flows from operating activities
Net loss	$(3,257)	$(7,740)
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized (gain)/loss on non-designated derivative instruments	(783)	13,961
Depreciation and amortization	18,947	19,210
Payment of drydocking costs	(1,675)	(1,380)
Amortization of share-based compensation	346	352
Amortization of deferred financing costs	604	1,074
Share of result of equity accounted joint venture	38	3,041
Unrealized foreign exchange loss/(gain) on senior secured bonds	184	(11,417)
Other unrealized foreign exchange gain	74	(7)
Changes in operating assets and liabilities
Accounts receivable	(6,585)	(659)
Bunkers and lubricant oils	(2,706)	(1,060)
Insurance debtor	—	(407)
Accrued income and prepaid expenses and other current assets	(1,738)	1,136
Accounts payable, accrued interest, accrued expenses and other liabilities	(1,148)	2,958
Amounts due to related parties	—	(5)
Lease right of use asset	(7,550)	264
Operating lease liability	8,184	(679)

Net cash provided by operating activities	2,783	18,642

Cash flows from investing activities
Payments to acquire ballast water systems	(233)	(294)
Investment in equity accounted joint venture	(32,385)	(355)
Purchase of other property, plant and equipment	(68)	(15)
Insurance recoveries	—	118

Net cash used in investing activities	(32,686)	(546)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	107,000	—
Issuance costs of secured term loan facilities	(1,442)	—
Issuance costs of refinancing of vessel to related parties	—	(18)
Repayment of financing of vessel to related parties	—	(1,341)
Issuance costs of Terminal Facility	—	(7)
Repayment of secured term loan facilities and revolving credit facilities	(93,275)	(16,633)

Net cash provided/(used in) by financing activities	12,283	(17,999)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(17,620)	97
Cash, cash equivalents and restricted cash at beginning of period	71,515	66,130

Cash, cash equivalents and restricted cash at end of period	$53,895	$66,227

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$13,352	$12,365

Total tax paid during the period	$70	$37

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of March 31, 2020; the results of operations for the three months ended March 31, 2019 and 2020, the statement of stockholders’ equity for the three months ended March 31, 2019 and 2020, and cash flows for the three months ended March 31, 2019 and 2020. Unless the context otherwise requires, all references in the unaudited condensed consolidated financial statements to “our,” “we,” and “us” refer to the Company.

The three month period ended March 31, 2020 includes an out of period correction in the unaudited condensed consolidated statement of operations of $0.5 million additional expense captured in general and administrative costs and a decrease of $0.8 million of interest expense, resulting in an overall decrease in the net loss for the quarter of $0.3 million, and in the unaudited condensed consolidated balance sheets at March 31, 2020, an increase to the investment in the equity accounted joint venture of $0.3 million. Management believes this out of period correction is not material to the current period unaudited condensed consolidated financial statements or any previously issued financial statements and is not expected to be material to the annual consolidated financial statements for the year ending December 31, 2020.

A discussion of the Company’s going concern can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on May 11, 2020 (as amended by the Form 20-F/A filed with the SEC on May 22, 2020, the “2019 Annual Report”). Substantial doubt remains at this time which is not alleviated by management plans.

In addition, as of March 31, 2020, our total current liabilities exceeded our total current assets by $87.5 million. This net current liability is primarily due to the reclassification of the 2017 Bonds as current liabilities as they will mature in February 2021. These bonds cannot be repaid from existing cash resources or from cash to be generated from operations prior to the expiry date of the bonds. Although management expects to refinance the bonds or obtain the necessary funds to repay the bonds, as they have a track record of successfully refinancing our existing debt facilities and sourcing new financing, including the sale and leaseback transaction completed in October 2019, it may not be possible to do so.

The Company had expected an agreement to amend our Terminal Facility to enable the drawdown of up to $42.5 million sooner rather than waiting for a true up on practical completion of the Marine Export Terminal expected at the end of 2020. Such an amendment is taking longer than anticipated, and it is unclear when and whether agreement on such an amendment will be reached. However, the Company has commenced negotiations to refinance one of its secured credit facilities, which would potentially raise an additional $30.0 million. There can be no certainty that the lenders will agree to a such refinancing. We also provide cash collateral as security against unrealized losses on our cross-currency interest rate swap and since March 31, 2020 the strengthening of the NOK against the U.S. dollar has resulted in the requisite cash collateral reducing to $7.1 million as of June 22, 2020, releasing $8.1 million from the $15.2 million held at March 31, 2020.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the 2019 Annual Report. There have been no material changes to these policies in the three month period ended March 31, 2020, apart from the below:

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses, which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. The Company adopted this guidance as of January 1, 2020.

Using the modified retrospective method, reporting periods beginning after January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The adoption of Topic 326 did not have a material impact on our consolidated financial statements. The total provision on transition was $0.1 million and has been presented as an adjustment to equity in the unaudited condensed consolidated statements of shareholders’ equity. For the amounts calculated for Current Expected Credit Loss (“CECL”) model for the three month period ended March 31, 2020 since transition, the Company has recognized an expense in the unaudited consolidated statement of operations. As the amount is immaterial, it is presented within general and administration costs rather than a separate line. For financial assets measured at amortized cost within the scope of Topic 326, we have separately presented on the statement of financial position the allowance for credit losses as a contra-asset that is deducted from the asset’s amortized cost basis.

Management have assessed the financial assets that fall under the scope of the new standard and have determined how to apply the model to each one. Cash, cash equivalents and restricted cash are considered to have zero risk of loss based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure, and as such no impairment allowance has been recognized. Trade receivables are presented net of allowances for doubtful debt based on observable events and expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for doubtful accounts. The expected credit loss allowance is calculated using loss rates which reflect similar risk characteristics. Management have considered that trade receivables should be split into two pools with similar risk characteristics. Pool 1 consists of freight and recharge receivables for which management have made estimates of losses based on an aging matrix. Pool 2 consists of demurrage receivables where the percentage historical recovery/loss data over the last five years is utilized to model an estimate of expected credit losses. Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances. Contract assets have been deemed as being at remote risk as there have been no historical contract assets recognized which were not subsequently invoiced to customers and paid. The risk of expected losses for these assets is deemed to be remote and an appropriate percentage of expected losses has been applied to the whole balance.

The activity in the allowance for credit losses for financial assets within the scope of ASU 2016-13 for the three months ended March 31, 2020 was as follows:

(in thousands)
Beginning balance as of December 31, 2019	$—
Allowance recognized on transition	151
Current period provision for expected credit losses	33
Write-off charged against allowance	—
Recoveries of amounts previously written off	—

Ending balance as of March 31, 2020	$184

In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses which, amongst other things, clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the new leasing standard, ASC 842, which was adopted by the Company on January 1, 2019. The amendments relating to ASU 2016-13, Topic 326, were adopted on January 1, 2020 and did not have a material impact on our consolidated financial statements.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments which, amongst other things, clarifies certain aspects of accounting for credit losses, hedging activities and financial instruments respectively. The amendments within ASU 2019-04 have various effective dates of adoption. The amendments relating to Topic 326 and Topic 825 were adopted on January 1, 2020 and did not have a material impact on our consolidated financial statements. The amendments within ASU 2019-04 relating to Topic 815, Derivatives and Hedging were effective from the first annual reporting period beginning after April 25, 2019, which for the Company was from January 1, 2020 and we adopted the amendments on that date. The Company has no derivatives for which hedge accounting has been applied and as such, the amendments contained in this section of ASU 2019-04 are not applicable and there was no impact on our consolidated financial statements on adoption.

In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief which provides transition relief for entities adopting the credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, on adoption of ASU 2016-13, the fair value option for financial instruments that were previously recorded at amortized cost, are within the scope of the guidance in ASC 326-20, are eligible for the fair value option under ASC 825-20 and are not held-to-maturity debt securities. ASU 2019-05 is required to be adopted at the same time as ASU 2016-13. We adopted both ASU 2016-13 and ASU 2019-05 on January 1, 2020. The adoption of this amendment did not have a material impact on our consolidated financial statements or related disclosures.

In May 2019, the FASB issued ASU 2019-11, Financial Instruments—Credit Losses (Topic 326): Codification Improvements, which revises certain aspects of the new guidance on Topic 326 for credit losses. Matters addressed in this amendment include purchased credit-deteriorated assets, transition relief for troubled debt restructurings, disclosure relief for accrued interest receivable, and financial assets secured by collateral maintenance provisions. ASU 2019-11 is required to be adopted at the same time as ASU 2016-13. We adopted both ASU 2016-13 and ASU 2019-11 on January 1, 2020 and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

In February 2020, the FASB issued ASU 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842): Amendments to the Securities and Exchange Commission (“SEC”) Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842). ASU 2020-02 adds an SEC paragraph to Topic 326 pursuant to the issuance of SEC Staff Accounting Bulletin No. 119 and applies to all registrants that are creditors in loan transactions that, individually or in the aggregate, have a material effect on the registrant’s financial condition. The staff guidance is applicable upon a registrant’s adoption of ASU 2016-13. We adopted both ASU 2016-13 and ASU 2020-02 on January 1, 2020 and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement, (Topic 820), which modifies the disclosure requirements for financial instruments measured at fair value. ASU 2018-13 is required to be adopted for public business entities by January 1, 2020, with early adoption permitted from the date of issuance of ASU 2018-13. The Company adopted this guidance as of January 1, 2020. The standard removes the disclosure requirements for, the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing transfers between levels and the valuation processes for Level 3 fair value measurements. This ASU did not have a significant impact on our consolidated financial statements and disclosures, as we have no Level 3 measurements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), which contains updated guidance for the financial reporting associated with consolidation of variable interest entities (VIEs). ASU 2018-17 is required to be adopted for public business entities by January 1, 2020. The Company adopted this guidance as of January 1, 2020. This ASU did not have a significant impact on our consolidated financial statements.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance U.S. GAAP for interim reporting. As such, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2019 included in our 2019 Annual Report. The results for the three months ended March 31, 2020 are not necessarily indicative of results for the full 2020 fiscal year or any other future periods.

Recent Accounting Pronouncements

On December 18, 2019, the FASB issued ASU 2019-12, which modifies ASC 740 to simplify the accounting for income taxes, by removing certain exceptions to the general principles in Topic 740 and improve consistent application by clarifying and amending existing guidance. The amendments to this standard are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued, with the amendments to be applied on a respective, modified retrospective or prospective basis, depending on the specific amendment. The Company is currently evaluating the requirements of this standard. The standard is not expected to have a material impact on the Company’s financial statements.

In January 2020, the FASB issued ASU 2020-01, Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815. The amendments in ASU 2020-01 make improvements related to the accounting for (1) an equity security under the measurement alternative before application or after discontinuation of the equity method of accounting and (2) forward contracts and purchased options to acquire an equity instrument that will be accounted for under Topic 323. The guidance is effective for annual and interim periods beginning after December 15, 2020 for public business entities and an entity may early adopt the guidance in any annual or interim period after issuance. We plan to adopt these amendments on January 1, 2021 and we are currently assessing the impact that the updates will have on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying generally accepted accounting principles to contract modifications, hedging relationships, and other transactions impacted by reference rate reform. The provisions of ASU 2020-04 apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. Adoption of the provisions of ASU 2020-04 is optional and is effective from March 12, 2020 through December 31, 2022. We have not yet adopted this ASU and are currently evaluating the impact of ASU 2020-04 on our condensed consolidated financial statements.

2.	Revenue Recognition

The Company receives its revenue streams from three different sources; vessels on time charters (which are accounted for as leases under ASC 842); voyage charters; and contracts of affreightment (“COA”) accounted for under Topic 606. With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized ratably over the term of the charter. In the case of voyage charters or COAs, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue under these performance obligations is recognized on a load port to discharge port basis and determined percentage of completion for all voyage charters on a time elapsed basis. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo is loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port. Time charter revenue is payable monthly in advance whilst revenue from voyage charters and COAs is due upon discharge of the cargo at the discharge port.

Under the revenue recognition standard, the Company has identified certain costs incurred to fulfill a contract with a charterer which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis.

In addition, contract assets relate to our conditional right to consideration for our completed performance under contracts and are recognized when the right to consideration becomes unconditional. Contract liabilities include payments received in advance of performance under contracts and are recognized when performance under the respective contract has been completed. Deferred revenues allocated to unsatisfied performance obligations will be recognized over time as the services are performed, which is expected to take place within three months from the balance sheet date.

Operating revenue

The following table compares our operating revenue by the source of revenue stream for the three months ended March 31, 2019 and 2020:

	Three months ended March 31, (in thousands)
	2019	2020
Operating revenue:
Time charters	$40,621	$50,695
Voyage charters (*)	35,482	30,562

Total operating revenue	$76,103	$81,257

*	Voyage Charter revenues: Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

As of March 31, 2020, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount of contract assets reflected within accrued income on the Company’s consolidated balance sheets was $2.0 million (December 31, 2019: $4.4 million). The amount of contract liabilities reflected within deferred income on the Company’s consolidated balance sheets was $3.8 million (December 31, 2019: $3.0 million).

The amount allocated to costs incurred to obtain and fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences was $1.2 million (December 31, 2019: $1.3 million) and is reflected within prepaid expenses and other current assets on the Company’s consolidated balance sheets.

Amounts allocated to unsatisfied performance obligations at the reporting date will be recognized over time, which is expected to occur within three months from March 31, 2020. Deferred income of $3.0 million relating to unsatisfied or partially satisfied performance obligations as at December 31, 2019 has been recognized as revenue in the three months ended March 31, 2020 as the performance obligations have been satisfied.

Time charter revenues:

As of March 31, 2020, of the Company’s 38 operated vessels, twenty were subject to time charters, thirteen of which will expire within one year, three of which will expire within three years and four which will expire in more than three years. The estimated undiscounted cash flows for committed time charter revenue expected to be received on an annual basis for ongoing time charters, as of each March 31, is as follows:

(in thousands)
Within 1 year:	$103,867
2 years:	$60,189
3 years:	$40,434
4 years:	$35,086
5 years:	$21,480
More than 5 years:	$41,733

For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s consolidated balance sheets as of March 31, 2020 was $1.0 million (December 31, 2019: $1.8 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s consolidated balance sheets as of March 31, 2020 was $11.3 million (December 31, 2019: $11.2 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from March 31, 2020.

3.	Vessels, net

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2019	$2,060,280	$36,228	$2,096,508
Additions	294	1,380	1,674
Write-offs of fully amortized assets	—	(650)	(650)

March 31, 2020	$2,060,574	$36,958	$2,097,532

Accumulated Depreciation
December 31, 2019	$468,403	$18,578	$486,981
Charge for the period	16,998	2,103	19,101
Write-offs of fully amortized assets	—	(650)	(650)

March 31, 2020	$485,401	$20,031	$505,432

Net Book Value
December 31, 2019	$1,591,877	$17,650	$1,609,527

March 31, 2020	$1,575,173	$16,927	$1,592,100

The cost and net book value of the 20 vessels that were contracted under time charters was $1,137.1 million and $861.5 million respectively as at March 31, 2020 (December 31, 2019: $1,374 million and $1,053 million respectively for 25 vessels contracted under time charters)

The net book value of vessels that serve as collateral for the Company’s secured bond, secured term loan and revolving credit facilities, including the Navigator Aurora facility, was $1,472 million as at March 31, 2020 (December 31, 2019: $1,487 million)

4.	Investment in equity accounted joint venture

In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture. Interests in joint ventures are accounted for using the equity method and are recognized initially at cost. Subsequent to initial recognition, the unaudited consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which joint control ceases. For a description of our accounting policy in relation to our investment, please read Note 2 (Summary of Significant Accounting Policies) to the 2019 Annual Report.

As of March 31, 2020, we had contributed to the Export Terminal Joint Venture $125.5 million of our expected share of the approximate $150.0 million capital cost for the construction of the Marine Export Terminal. On April 24, 2020, we made an additional capital contribution of $7.5 million to the Export Terminal Joint Venture.

The table below represents the Company’s investment into the Export Terminal Joint Venture, pursuant to which the Company has a 50% economic interest in building and operating the Marine Export Terminal, as of December 31, 2019 and March 31, 2020:

	2019	2020
	(in thousands)
Investment in equity accounted joint venture at January 1	$42,462	$130,660
Equity contributions to joint venture entity	84,500	—
Share of results	(1,126)	(3,041)
Capitalized interest and deferred financing costs	4,824	355

Total investment in equity accounted joint venture at December 31 and March 31	$130,660	$127,974

Cumulative interest and associated costs capitalized on the investment in the Export terminal Joint Venture are being amortized over the estimated useful life of the Marine Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of March 31, 2020, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture, pertaining to costs capitalized on the investment, was $6.6 million (December 31, 2019: $6.7 million). The amount of costs amortized for the three months ended March 31, 2020 was $0.09 million which is presented in the share of result of the equity accounted joint venture within our unaudited consolidated statement of operations.

Equity method losses of $3.0 million and $0.04 million were recognized in the share of result of equity accounted joint venture within our unaudited consolidated statement of operations for the three month periods ended March 31, 2020 and 2019, respectively

5.	Terminal Facility

On March 29, 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used first for the payment of project costs relating to our Marine Export Terminal. The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025.

As of March 31, 2020, the Company had not drawn down on this facility, therefore there were no outstanding obligations on the Terminal Facility at the reporting date. Based on the existing committed throughput for the Marine Export Terminal, and subject to the satisfaction of certain conditions to the ability to borrow under the Terminal Facility, $36.0 million was available to be drawn down under this Credit Agreement. Available amounts will increase as additional throughput agreements are committed and accepted by the lenders.

6.	Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2019 and March 31, 2020:

	December 31, 2019	March 31, 2020
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$66,534	$66,534
Less: current portion of deferred financing costs	(1,831)	(1,759)

	December 31, 2019	March 31, 2020
	(in thousands)
Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$64,775

Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion*	$650,408	$632,434
Less: non-current portion of deferred financing costs	(3,680)	(3,296)

Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$646,728	$629,138

*

Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 15 (Variable Interest Entities).

7.	Senior Secured Bond

On November 2, 2018, the Company issued senior secured bonds in an aggregate principal amount of NOK 600 million with Nordic Trustee AS as the bond trustee (the “2018 Bonds”). The net proceeds are being used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2018 Bonds bear interest at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis and mature on November 2, 2023. Interest is payable quarterly in arrears on February 2, May 2, August 2 and November 2.

On the same date, the company entered into a cross-currency interest rate swap agreement with Nordea Bank Abp (“Nordea”), with a termination date of November 2, 2023, to run concurrently with the 2018 Bonds. The interest rate payable by the Company under this cross-currency interest rate swap agreement will be 6.608% plus 3-month U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million. Please read Note 9 (Derivative Instruments Accounted for at Fair Value). For a description of our accounting policy in relation to the cross-currency interest rate swap, please read Note 2 (Summary of Significant Accounting Policies) to the 2019 Annual Report.

The Company may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2018 Bond Agreement), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million and (b) maintain a Group equity ratio of at least 30% (as defined in the 2018 Bond Agreement). At March 31, 2020, the Company was in compliance with all covenants for the 2018 Bonds.

The 2018 Bond Agreement provides that we may declare dividends from January 1, 2020, payable at the earliest from January 1, 2021 so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes from January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior secured bond and total deferred financing costs as of December 31, 2019 and March 31, 2020:

	December 31, 2019	March 31, 2020
	(in thousands)
Senior Secured Bond
Total Bond	$68,368	$56,951
Less deferred financing costs	(865)	(809)

Total Bond, net of deferred financing costs	$67,503	$56,142

8.	Senior Unsecured Bond

On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of the Company’s outstanding 9.0% senior unsecured bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021. Interest is payable semi-annually in arrears on February 10 and August 10.

The 2017 Bonds mature in full on February 10, 2021 and become repayable on that date and have been classified as current liabilities on our unaudited consolidated balance sheets as at March 31, 2020. (December 31, 2019: non-current liabilities)

On September 30, 2019 the Company entered into an amendment (the “2017 Bonds Amendment”) to the bond agreement governing the 2017 Bonds, with the bondholders’ approval, to amend one of the covenants in the 2017 Bonds. The covenant, requiring our interest coverage ratio, on a trailing four quarter basis, to be no less than 2.25 to 1.00 was amended to be a requirement of no less than 2.00 to 1.00, up to and including September 30, 2020, to be in line with a similar covenant in our secured term loan facilities and revolving credit facilities, before then reverting back to the original requirement. In addition, the definition of interest under the 2017 Bonds now excludes interest due or payable relating to debt financing associated with our obligations on the construction of the Marine Export Terminal. Under the terms of the 2017 Bonds Amendment, dividends may not be declared or paid by the Company until on or after December 31, 2020.

ASC 470-50—Debt Modifications states that if re-financing of an instrument results in the present value of future cash flows being modified by more than 10%, it is considered to have ‘substantially different terms’ from the original instrument and is accounted for as a debt extinguishment and the new instrument treated as the issuance of new debt. The 10% cash flow test was performed, and it was concluded that the present value of future cash flows have not been modified by more than 10%. An amendment fee and corporate fees associated with obtaining the 2017 Bonds Amendment of $1.3 million have been deferred and will be amortized over the period the amendment is in force.

The Company may redeem the 2017 Bonds, in whole or in part, at any time. Any 2017 Bonds redeemed until August 10, 2020 are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, plus accrued interest. Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2017 Bond Agreement), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

Additional financial covenants (each as defined within the 2017 Bond Agreement) are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million; (b) to maintain an interest coverage ratio (as defined in the 2017 Bond Agreement) of not less than 2.0:1.0; and (c) maintain a Group equity ratio of minimum 30% (as defined in the 2017 Bond Agreement). At March 31, 2020, the Company was in compliance with all covenants for the 2017 Bonds.

The amendment obtained on September 30, 2019 for the 2017 Bonds provides that we may not declare or pay dividends to shareholders until December 31, 2020 or, thereafter, if an event of default has occurred or is continuing. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bond and total deferred financing costs at December 31, 2019 and March 31, 2020:

	December 31, 2019	March 31, 2020
	(in thousands)
Senior Unsecured Bond
Total Bond	$100,000	$100,000
Less deferred financing costs	(1,487)	(1,047)

Total Bond, net of deferred financing costs	$98,513	$98,953

9.	Derivative Instruments Accounted for at Fair value

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk to the effects of unfavorable fluctuations in foreign exchange movements.

The Company entered into a cross-currency interest rate swap agreement concurrently with the issuance of its NOK cos I just have.

denominated senior secured bonds (please read Note 7—Senior Secured Bond) and pursuant to this swap, the Company receives the principal amount of NOK 600 million in exchange for a payment of a fixed amount of $71.7 million on the maturity date of the swap.

In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of 6.0% plus 3-month NIBOR on NOK 600 million for a U.S. Dollar payment of floating interest of 6.608% plus 3-month U.S. LIBOR on the $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK denominated 2018 Bonds due to mature in 2023.

The cross-currency interest rate swap is remeasured to fair value at each reporting date and has been categorized as level two on the fair value measurement hierarchy.

The fair value of the cross-currency interest rate swap agreement is the estimated amount that we would pay to sell or transfer the swap at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets.

The fair value of this non-designated derivative instrument is presented as a non-current liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statement of operations. The movement in the fair value of the non-designated cross-currency interest rate swap resulted in unrealized losses of $13.9 million for the three months ended March 31, 2020. There is no impact on the cash flows from the remeasurement at the reporting date except for the effect on restricted cash. The Company has not offset the fair value of the derivative with the cash collateral account notwithstanding there is a master netting agreement in place. Please read Note 14 (Cash, Cash Equivalents and Restricted Cash).

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis and are carried at fair value at December 31, 2019 and March 31, 2020:

		December 31, 2019	March 31, 2020
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Fair Value Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cross-currency interest rate swap agreement	Level 2	(5,769)	(19,730)

10.	Fair Value of Financial Instruments Not Accounted for at Fair Value

The principal financial assets of the Company at December 31, 2019 and March 31, 2020 consist of cash, cash equivalents, restricted cash and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities, the 2017 Bonds and the 2018 Bonds.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The 2017 Bonds and the 2018 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to March 31, 2020. The 2018 Bonds are denominated in Norwegian Kroner (“NOK”) and the fair value has been translated to the functional currency of the Company using the prevailing exchange rate at March 31, 2020.

The fair value of secured term loan facilities and revolving credit facilities is estimated based on the average of the current rates offered to the Company for all debt facilities. This has been categorized at level two on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

		December 31, 2019		March 31, 2020
Financial Asset/Liability	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
2018 Bonds (note 7)	Level 2	(68,368)	(69,052)	(56,951)	(45,561)
2017 Bonds (note 8)	Level 2	(100,000)	(100,500)	(100,000)	(85,000)
Secured term loan facilities and revolving credit facilities (note 6)	Level 2	(716,942)	(614,623)	(698,968)	(614,982)

11.	Earnings per share

Basic earnings per share is calculated by dividing the net income/(loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. The following table shows calculation of both basic and diluted number of weighted average outstanding shares for the three months ended March 31, 2019 and 2020:

	Three months ended March 31,
	2019	2020
Basic weighted average number of shares	55,680,889	55,838,186
Effect of dilutive potential share options*:	—	—

Diluted weighted average number of shares	55,680,889	55,838,186

*

Due to a loss for the three months ended March 31, 2020 and 2019, no incremental shares are included because the effect would be antidilutive. The number of potential dilutive shares excluded from the calculation for the three months ended March 31, 2020, is 349,936 (three months ended March 31, 2019: 349,670).

12.	Share-Based Compensation

On March 19, 2020, the Company granted 37,975 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $7.90 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 17,240 restricted shares to the Executive Chairman of the Board and 25,579 restricted shares to the officers and employees of the Company with a weighted average value of $7.90 per share. All these restricted shares vest on the third anniversary of the grant date.

During the three months ended March 31, 2020, there were 27,125 shares that were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $11.06 per share, which vested at a fair value of $114,739. In addition, 65,481 shares that were granted in 2017 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $12.77, vested at a fair value of $276,985.

On March 20, 2019, the Company granted 32,550 restricted shares under the 2013 Plan to non-employee directors with a weighted average value of $11.06 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 94,764 restricted shares to the Chairman on the Board and a further 47,124 restricted shares were granted to officers and employees of the Company with a weighted average value of $11.06 per share. All these restricted shares vest on the third anniversary of the grant date.

During the year ended December 31, 2019, there were 29,898 shares that were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $12.04 per share, which vested at a fair value of $336,054. In addition, 48,147 shares that were granted in 2016 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $15.80, vested at a fair value of $548,218. In addition, 5,000 shares granted to a non-employee director in 2018 who then subsequently became the Chief Executive of the Company vested at a fair value of $60,300. On August 14, 2019, 5,245 shares granted to a non-employee director with a value of $11.06 per share were cancelled.

Restricted share grant activity for the year ended December 31, 2019 and the three months ended March 31, 2020 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2019	243,188	$12.98	1.30 years
Granted	174,438	11.06
Vested	(83,045)	14.24
Cancelled	(5,425)	11.06

Balance as of December 31, 2019	329,156	$11.68	1.38 years
Granted	80,794	7.90
Vested	(90,624)	12.26

Balance as of March 31, 2020	319,326	$10.56	1.57 years

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the consolidated statement of operations over the period to the vesting date.

During the three months ended March 31, 2020, the Company recognized $351,454 in share-based compensation costs relating to share grants (three months ended March 31, 2019: $345,757). As of March 31, 2020, there was a total of $1,033,411 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2019: $1,774,202) which are expected to be recognized over a weighted average period of 1.57 years (December 31, 2019: 1.38 years).

Share options previously issued under the 2013 Plan are exercisable from the third anniversary of the grant date up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

The movement in the existing share options for the year ended December 31, 2019 and the three months ended March 31, 2020 was as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2019	343,936	$21.43	—
Granted during the year	6,000	18.95	—

Balance as of December 31, 2019	349,936	21.39	$—
Granted during the period	—	—	—

Balance as of March 31, 2020	349,936	21.39	$—

There were 349,936 options exercisable at March 31, 2020. The weighted average exercise price of the share options exercisable at March 31, 2020 and December 31, 2019 was $21.39.

The weighted-average remaining contractual term of options outstanding and exercisable at March 31, 2020 was 4.4 years and 4.4 years, respectively.

On January 5, 2020, 6,000 share options granted on January 5, 2019 at an option price of $18.95 became exercisable. These options can be exercised up to the sixth anniversary of the grant date. None of the options vested and outstanding were exercised as of March 31, 2020.

During the three months ended March 31, 2020 and 2019, the Company recognized no share-based compensation costs relating to options granted under the 2013 Plan. As of March 31, 2020, there were 349,936 share options outstanding and exercisable and no unrecognized compensation costs (December 31, 2019: no unrecognized compensation costs) relating to options under the 2013 Plan.

13.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of March 31, 2020.

	Remainder of 2020	2021	2022	2023	2024	Thereafter	Total
		(in thousands)
Marine Export Terminal capital contributions*	17,100	7,400	—	—	—	—	24,500
Secured term loan facilities and revolving credit facilities	49,901	66,534	259,053	193,078	9,150	54,387	632,103
2017 Bonds	—	100,000	—	—	—	—	100,000
2018 Bonds	—	—	—	71,697	—	—	71,697
Office operating leases**	1,099	1,465	243	—	—	—	2,807
Navigator Aurora Facility***	—	—	—	—	—	66,865	66,865

Total contractual obligations	$68,100	$175,399	$259,296	$264,775	$9,150	$121,252	$897,972

*

On April 24, 2020, the Company made an additional capital contribution of $7.5 million, reducing the expected remaining contributions for 2020 from $17.1 million to $9.6 million for our portion of the capital cost for the construction of the Marine Export Terminal.

**

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. This break option is recognized in the table above but has not been included as part of the right-of-use asset and lease liability associated with the lease. Please read Note 17 (Operating Lease Liabilities). The gross rent per year is approximately $1.1 million.

***

The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity Please read Note 15 (Variable Interest Entities).

The Company entered into a three-year lease for office space in New York that commenced June 1, 2017. In June 2019, the option to extend the lease for a further two years to May 31, 2022 was exercised. The option to extend the lease was recognized as part of the right-of-use asset and lease liability associated with the lease on the transition to ASC 842 on January 1, 2019 as it was considered reasonably certain to be exercised. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from January 2017. The gross rent per year is approximately $60,000.

The weighted average remaining contractual lease term for the above three office leases on March 31, 2020 was 1.92 years.

14.	Cash, Cash Equivalents and Restricted Cash

The following table shows the breakdown of cash, cash equivalents and restricted cash at December 31, 2019 and March 31, 2020:

	December 31, 2019	March 31, 2020
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$64,024	$50,235
Cash and Cash equivalents held by the lessor VIE	796	792
Restricted cash	1,310	15,200

Total cash, cash equivalents and restricted cash	$66,130	$66,227

Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the liability on the cross-currency interest rate swap agreement at the reporting date. Please read Note 9 (Derivative Instruments Accounted for at Fair Value). If the NOK depreciates relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers. As of March 31, 2020, the collateral amount held with the swap provider was $15,2 million (December 31, 2019, $1.3 million). The amounts held as collateral within restricted cash are assessed against daily currency movements and are presented as current assets on the Company’s unaudited condensed consolidated balance sheet.

15.	Variable Interest Entities

As of March 31, 2020, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of March 31, 2020, of $126.5 million (December 31, 2019: $123.1 million) and $21.3 million (December 31, 2019: $20.4 million) respectively. These amounts have been included in the Company’s consolidated balance sheets as of December 31, 2019 and March 31, 2020.

On October 21, 2019, the Company entered a sale and leaseback to refinance one of its vessels, Navigator Aurora. The sale price agreed was $77.5 million, with the buyer paying 90% of the vessel’s value, or $69.75 million and prepaid hire representing the remaining 10%. From the proceeds, $44.5 million was used to repay the vessel’s secured tranche of the December 2015 secured revolving credit facility. Simultaneous with this sale, the Company entered into a bareboat charter for the vessel for a period of up to 13 years, with purchase options at years 5, 7 and 10 from date of commencement of the charter where we have the option to repurchase the vessel at fixed pre-determined amounts. The transaction was closed on October 28, 2019.

Following the sale and leaseback refinancing transaction, Navigator Aurora is owned by OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd., the “lessor entity”, is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Olso stock exchange. The Company does not hold any shares or voting rights in the lessor entity. Under U.S. GAAP the entity is considered to be a VIE (Variable Interest Entity). By virtue of the sale and leaseback transaction we have entered into with the lessor entity, we are deemed to be the primary beneficiary of the VIE and are required by U.S. GAAP to consolidate the VIE into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by the lessor VIE such as interest rates, maturity and repayment profiles. Furthermore, our consolidation of the lessor VIE into our financial results is dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor VIE entity.

The lessor VIE, OCY Aurora Ltd., was incorporated in 2019 and as of March 31, 2020, had total assets and liabilities, of $67.9 million and $67.3 million, respectively (December 31, 2019: $69.1 million and $69.0 million respectively). These amounts have been included in the Company’s consolidated balance sheets as of December 31, 2019 and March 31, 2020.

The primary assets and liabilities of the lessor VIE that impact the Company’s consolidated balance sheets and the financial statement line items in which they are presented as of December 31,2019 and March 31, 2020, are as follows:

	December 31, 2019	March 31, 2020
	(in thousands)
Assets
Cash, cash equivalents and restricted cash	$796	$792

Liabilities
Amounts due to related parties, current	$451	$446
Amounts due to related parties, non-current	68,206	66,865

The primary impact of the lessor VIE’s operations on the Company’s consolidated statements of operations is interest expense of $0.6 million for the three months ended March 31, 2020. There was no impact for the three months ended March 31, 2019. The primary impact of the lessor VIE’s cash flows on the Company’s consolidated statements of cash flows is net cash used in financing activities of $1.3 million arising from a repayment of the Navigator Aurora facility in the three months ended March 31, 2020. There was no impact for the three months ended March 31, 2019.

16.	Related Party Transactions

In October 2019, we sold Navigator Aurora to OCY Aurora Ltd. the (‘lessor VIE’), and subsequently leased back the vessel under a bareboat charter. Please read Note 15 (Variable Interest Entities). The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of Ocean Yield ASA, an entity listed on the Oslo stock exchange. While we do not hold any equity investments in this SPV, under U.S. GAAP we are deemed to be the primary beneficiary and we are required to consolidate this lessor VIE into our results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by this lessor VIE entity.

In October 2019, OCY Aurora Ltd., which owns Navigator Aurora, entered into secured financing agreements for $69.1 million consisting of a loan facility, the “Navigator Aurora Facility” which is denominated in USD.

The Navigator Aurora Facility is a seven-year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd. and a wholly owned subsidiary of Ocean Yield ASA. The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd. is the guarantor and Navigator Aurora is pledged as security. The Navigator Aurora Facility bears interest at three month U.S. LIBOR plus a margin of 185 basis points and is repayable with a balloon payment on maturity. As of March 31, 2020, there was $66.9 million in borrowings outstanding under this facility which is presented in non-current liabilities on the Company’s consolidated balance sheets (December 31, 2019: $68.2 million outstanding).

OCY Aurora Ltd., the lessor VIE, is consolidated into our results and consequently, under U.S. GAAP, transactions with OCY Malta Limited are deemed to be related party transactions. A payment of $1.3 million was made against the Navigator Aurora facility for the three month period ended March 31, 2020 as a single, non-contractual prepayment of the loan. This has been reflected as cash flows used in financing activities in our consolidated statement of cash flows. The following table sets out the Company’s related party transactions for the three month period ended March 31, 2019 and 2020:

	March 31, 2019	March 31, 2020
	(in thousands)
Income / (expenses)
General and Administrative expenses	$—	$(2)
Interest Expense	—	(631)

Total	$—	$(633)

The following table sets out the Company’s related party balances as at December 31, 2019 and March 31, 2020:

	December 31, 2019	March 31, 2020
	(in thousands)
Receivables / (payables)
Accrued interest and trade payables	$(451)	$(446)
Navigator Aurora Facility, net of deferred financing costs	(68,052)	(66,695)
Other non-current payables	(3)	(3)

Total liabilities	$(68,506)	$(67,144)

17.	Operating Lease Liabilities

The Company’s consolidated balance sheets include a right-of-use asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s consolidated balance sheets is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in London, Gdynia and New York which are denominated in various currencies. At March 31, 2020, the weighted average discount rate across the three leases was 5.56%.

At March 31, 2020, based on the remaining lease liabilities, the weighted average remaining operating lease term was 6.2 years. The difference from the weighted average remaining contractual lease term arises from the mutual break option on the London office lease. Please read Note 13 (Commitments and Contingencies). Under ASC 842, which the Company adopted on January 1, 2019, the ROU asset is a nonmonetary asset and is remeasured into the Company’s reporting currency of the U.S. Dollar using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the consolidated statements of comprehensive income.

A maturity analysis of the annual undiscounted cash flows of the Company’s operating lease liabilities as at March 31, 2020 and December 31, 2019 is presented in the following table:

	December 31, 2019	March 31, 2020

	(in thousands)
Year 1	$1,534	$1,465
Year 2	1,534	1,455
Year 3	1,267	1,104
Year 4	1,111	1,043
Year 5	1,111	1,043
Year 6 and thereafter	2,297	1,896

Total undiscounted operating lease commitments	$8,854	$8,005
Less: Discount adjustment	(1,347)	(1,177)

Total operating lease liabilities	$7,507	$6,828
Less: current portion	(1,178)	(1,145)

Operating lease liabilities, non-current portion	$6,329	$5,683

18.	Subsequent Events

In April 2020 the Company contributed an additional $7.5 million to the Export Terminal Joint Venture by drawing down on the Terminal Facility. This is in addition to the $125.5 million contributed as of March 31, 2020 of our expected share of the approximate $150.0 million capital cost of the Marine Export Terminal.

We provide cash collateral as security against unrealized losses on our cross-currency interest rate swap and in the event the Norwegian Kroner weakens against the U.S. dollar, additional cash security is placed into a collateral account. Since March 31, 2020, when there was $15.2 million in the collateral account, favourable movements in the exchange rate have resulted in a reduction of $8.1 million in the required funds to be placed into the collateral account, resulting in a balance of $7.1 million in the account on June 25, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: June 25, 2020	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer